

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2011

Via E-mail
Douglas W. Cowan
Vice President and Chief Financial Officer
Retractable Technologies, Inc.
511 Lobo Lane
P.O. Box 9
Little Elm, TX 75068

> **Re:** **Retractable Technologies, Inc.**
> **Schedule TO-I**
> **Filed on September 12, 2011**
> **File No. 005-82841**

Dear Mr. Cowan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Terms of the Exchange Offer, page 10

1.   Please disclose the manner in which you will accept securities for payment. See Item 1004(a)(1)(viii) of Regulation M-A.

Conditions of This Exchange Offer, page 14

2.   We refer to the disclosure in the last paragraph of this section. Please note that, when a condition is rendered incapable of satisfaction prior to the expiration date, you should promptly inform holders of how you intend to proceed, rather than wait until expiration. Please confirm your understanding in your response letter.

Expiration Date; Extensions; Amendments; Termination, page 15

3.   Language in the last paragraph on page 15 indicates that you can withdraw or terminate
        the offer based on your reasonable judgment. The tender offer can only be withdrawn or
        terminated upon the occurrence or satisfaction of disclosed conditions, which must be
        based on objective criteria outside of the bidder's control. Please revise.

Withdrawal Rights, page 16

4.   Please disclose the date certain after which securities may be withdrawn pursuant to
        Rule 13e-4(f)(2)(ii). See Item 1004(a)(1)(vi) of Regulation M A.

Effect of Unauthorized Offers, page 18

5.   You state that the offer is not being made to, nor will tenders be accepted from, holders
        residing in certain jurisdictions. Please provide your analysis as to how limiting
        participation in this manner is consistent with Rule 13e-4(f)(8)(i). If you are attempting
        to rely on Rule 13e-4(f)(9)(2), we note that Rule 13e-4(f)(9)(2) is restricted to state law.
        Refer to Section II.G.1 of SEC Release No. 34 58597 (September 19, 2008) for guidance.
        Similar language appears on page iii.

Capitalization, page 18

6.   Please provide pro forma information disclosing the effect of the exchange offer on your
        income statement, EPS, and ratio of earnings to fixed charges for the most recent fiscal
        year and the latest interim period, or disclose why you believe the pro forma effects are
        not material. See 1010(b)(2) of Regulation M-A. Please also address all of the pro forma
        balance sheet effects (e.g., decline in cash) in accordance with Item 1010(b)(1) of
        Regulation M-A.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Ralph S. Janvey, Esq.
        Krage & Janvey, LLP